ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  45

       June 30, 2005

 TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

     Frankfurt (Germany) Symbol: KCG

AccelRate Announces Initial Order from Canadian Distributor

Vancouver, B.C, June 30, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced today its receipt of an initial stocking order from Carney Battery Handling Ltd. (Carney) for AccelRate™ Smart Chargers.

Toronto-based Carney, the undisputed battery handling market leader in Canada, has placed its initial order for the full range of AccelRate™ SC battery chargers, which can fully recharge any 24, 36 or 48-volt forklift, walkies or aerial lift batteries in two hours, with no negative impact to battery lifetime.

“Using AccelRate’s unique, high-speed Smart Chargers, a typical Canadian 30-unit forklift operation could save up to one million dollars annually,” said Pierre Gadbois, Vice President – Motive Power of AccelRate Power Systems. “Carney Battery Handling has recognized the many advantages of AccelRate™ Smart Chargers, including the elimination of expensive battery charging rooms by some operations.”

“As a leading supplier of products for the battery handling industry, it is our responsibility to provide our customers with the most advanced technology available,” said Wayne Carney, President of Carney Battery Handling Ltd. “In some operations, AccelRate™ Smart Chargers can reduce the number of batteries and chargers required, and at the same time eliminate the space and equipment costs of a battery handling room. We are pleased to provide our customers with this unique alternative.”

All AccelRate™ motive power battery chargers incorporate advanced High Frequency IGBT technology to provide outstanding energy efficiency. The use of advanced IGBT technology will result in significant energy cost reductions for material handling equipment users.

AccelRate’s SC series of chargers will fully recharge a battery five times faster than conventional chargers, without requiring any modifications to the battery. Due to its compact size and light weight, the AccelRate™ SC will do the work of several regular chargers in a fraction of the total space. The Smart Chargers can be mounted anywhere around an industrial plant for easy access whenever a full charge or a top-up is needed.

In May 2005, AccelRate announced the signing of Carney as the initial distributor for AccelRate’s patented battery chargers to the Canadian material handling industry’s after-market. Industrial equipment utilizing AccelRate™ SC chargers include forklift trucks, personnel carriers, aerial trucks and other material handling equipment. This followed the signing of a license agreement with Hawker Powersource as the manufacturer of AccelRate battery chargers for motive applications.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

Carney Battery Handling Ltd. (www.carneybatteryhandling.com) is Canada’s leading manufacturer and distributor of battery handling equipment for the material handling industry, with sales and distribution worldwide.

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.